UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT: SEPTEMBER 10, 2008
Commission File Number 001-33373
____________________

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)
____________________

3 IASSONOS STREET
PIRAEUS, 18537 GREECE

(address of principal executive offices)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                              Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐                 No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐                 No       ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes    ☐                 No       ☒

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a press release of Capital Product Partners L.P., dated September 10, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.,

By:	Capital GP L.L.C., its general partner

/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated:  September 10, 2008

Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES EXTENSIONS TO TWO OF ITS TIME CHARTERS WITH BP SHIPPING LIMITED

ATHENS, Greece, September 10, 2008 -- Capital Product Partners L.P. (Nasdaq:CPLP) announced today that it had reached agreement with BP Shipping Limited to extend two of its existing time charters. The time charters for two of the Partnership’s 37,000 dwt, 2006 built, MR product tankers, the Agisilaos and the Arionas, have been extended by 13 months to March and June 2010, respectively, both at a base gross rate of $20,000 (net rate $19,750) per day. The base gross rate for the Agisilaos and the Arionas prior to the expiration of their existing charters is set at $17,721 (net rate $17,500) per day and $19,240 (net rate $19,000) per day, respectively. Both time charters will also continue to be subject to the same profit sharing arrangement they are currently under which is calculated and settled quarterly and which allows each party to share additional revenues above the base rate on a 50/50 basis until their expiration.

Ioannis Lazaridis, Chief Executive and Chief Financial Officer of Capital Product Partners' general partner, said, "We are pleased to continue our successful relationship with BP Shipping Limited and to extend our time charters at a higher rate than what the vessels will be earning when their current charters expire."

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq:CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. Capital Product Partners L.P. owns 18 modern vessels, including 15 MR tankers, two small product tankers and one Suezmax crude oil tanker. All 18 vessels are under medium to long-term charters to BP Shipping Limited, Morgan Stanley Capital Group Inc., Overseas Shipholding Group, Shell International Trading & Shipping Company Ltd., and Trafigura Beheer B.V.

Forward Looking Statement:

The statements in this press release that are not historical facts, including expected expiration dates of our charters, may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-G

CONTACTS:   Capital GP L.L.C.
Ioannis Lazaridis, Chief Executive Officer and
Chief Financial Officer
+30 (210) 458-4950
i.lazaridis@capitalpplp.com

Capital Maritime & Trading Corp.
Merete Serck-Hanssen, SVP Finance
+1 (203) 539-6273
m.serckhanssen@capitalpplp.com